October 10, 2019

Charles Jones
Managing Member and Chief Executive Officer
Opening Night Enterprises, LLC
80 W Sierra Madre Blvd, Suite 141
Sierra Madre, CA 91024

       Re: Opening Night Enterprises, LLC
           Post-Qualification Amendment No. 1 to
           Offering Statement on Form 1-A
           Response Dated September 24, 2019
           File No. 024-10712

Dear Mr. Jones:

       We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Response Letter Dated September 24, 2019

Risk Factors
Risk of Authorizing Immediate Use of Commitment Prior to Minimum Capitalization of the
Company, page 12

1. We note your response to our prior comment 1, and note that there does not appear to be a right to return of funds in the operating agreement, the subscription agreement, or the escrow agreement. If you retain the disclosure on page 12 suggesting that there may be a return of funds if less than $20 million is raised, please provide the specific disclosures required by Exchange Act Rule 10b-9(a)(2). It appears that the rule is implicated because, as described in the rule, "all or part of the consideration paid for any such security will be refunded to the purchaser if all or some of the securities are not sold." Refer also to Rule
      15c2-4.
 Charles Jones
FirstName LastNameCharles Jones
Opening Night Enterprises, LLC
Comapany NameOpening Night Enterprises, LLC
October 10, 2019
Page 2
October 10, 2019 Page 2
FirstName LastName
         Additionally, revise to reconcile the statement on page 20 that you are "not offering
         Investors any arrangement, as part of the Offering terms, to return part or all of the
         Investors' funds in the event that the Company fails to secure any given Offering minimum amount" with the disclosure on page 12.
Part F/S, page 56

2. Please update your offering circular to include updated financial statements and
         Management's Discussion and Analysis of Financial Condition as required by Part F/S of
         Form 1-A.
Signatures, page 68

3. We note your response to our prior comment 2 and reissue the comment. Please revise to have your offering circular signed by "a majority of the members of [the issuer's]...
         governing body" as required by instruction 1 to signatures of Form 1-A, or provide your analysis as to why additional signatures are not required. In this regard we note the statement on page 6 that "the Company will be managed initially by three managing
         Members," which you refer to as Managers, the disclosure on page 6 that "Managers will be responsible for the management of the Company" and that you list three such Managers on page 36 which "have been appointed." Additionally tell us whether the operating agreement filed as Exhibit 1A-2B is currently in force. In that regard, we note that such exhibit is not dated or signed, and does not appear to contemplate signatures by the other
         Managers.
General

4. We note your response to our prior comment 3. We note that section 10 of your subscription agreement contains a mandatory arbitration provision. Please describe the arbitration provision in Section 10 of your subscription agreement in your offering circular, and disclose whether this provision applies to actions arising under the federal securities laws. If the provision applies to actions arising under the federal securities laws, please also include related risk factor disclosure and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the federal securities laws, please also ensure that the subscription agreement states this clearly.
5. We note your response to our prior comment 4 and reissue the comment. We note that section 10 of your subscription agreement states that any legal suit, action or proceeding arising out of or relating to the subscription agreement shall be instituted exclusively in a state or federal court in Los Angeles County, California. Provide disclosure about this provision in your offering circular, including the relevant forum for litigation. Describe any risks or other impacts on investors. Disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the
 Charles Jones
Opening Night Enterprises, LLC
October 10, 2019
Page 3
         exclusive forum provision in the subscription agreement states this clearly. In addition, revise to clarify how this provision operates in connection with the arbitration provision also set forth in section 10.
6. We note your response to our prior comment 5 and reissue the comment. Please revise the offering circular to disclose the arbitration provision set forth in
Article 11.5 of the
         operating agreement. We also note that Article 11.10 of your operating agreement includes a fee-shifting provision. Include disclosure in your offering circular about the fee-shifting provision, including the following matters:
           the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws;
           the level of recovery required by the plaintiff to avoid payment;
and
           who is subject to the provision (e.g., former and current unitholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

         In addition, please add risk factor disclosure regarding how the provision could discourage unitholder lawsuits that might otherwise benefit the company and its unitholders. Please also revise your offering circular to clarify whether you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering.
7. Please tell us why you have not filed any periodic reports under Rule 257 of Regulation
         A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584
with any questions.



FirstName LastNameCharles Jones                                Sincerely,
Comapany NameOpening Night Enterprises, LLC
                                                               Division of
Corporation Finance
October 10, 2019 Page 3                                        Office of Trade
& Services
FirstName LastName